BB 1/10/03

ES
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20549

02053373

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
DEC 30 2002
WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 11539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-01-01 (MM/DD/YY) AND ENDING 10-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L & M Securities Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

969 Main Street, Suite 206
(No. and Street)

Walpole, MA 02081
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Auditore (508) 668-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Medaglia & Co., Inc.
(Name – *if individual, state last, first, middle name*)

26 East Pearl St., Nashua, NH 03060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Auditore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L & M Secutities Company, Inc., as of October 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public X- 1/14/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L & M SECURITIES COMPANY, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC Rule 17a-5
FOR THE YEAR ENDING OCTOBER 31, 2002

MEDAGLIA & CO., INC.
Certified Public Accountants

NASHUA, NEW HAMPSHIRE

To the Board of Directors and Stockholders
L & M Securities Company, Inc.
Walpole, Massachusetts

In planning and performing our audit of the financial statements of L & M Securities Company, Inc. (the Company) for the year ended October 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (the Commission), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g):

* In making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

* In making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13.

* In complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

* In obtaining and maintaining physical possession or control (as required by Rule 15c3-30), of customers' fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Medaglia + Co, Inc.

Medaglia & Co., Inc.
Nashua, New Hampshire
December 11, 2002

L & M SECURITIES COMPANY, INC.
RECONCILIATION OF THE BROKERS UNAUDITED AND ANNUAL AUDITED COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 - AS OF OCTOBER 31, 1999

	Unaudited	Audited	Explanation
CREDIT BALANCES IN CUSTOMERS' SECURITY ACCOUNTS	$ 0	$ 0	
CUSTOMERS' SECURITIES FAILED TO RECEIVE	0	0	
TOTAL CREDITS	0	0	
DEBIT BALANCES IN CUSTOMERS' CASH ACCOUNTS (Net of 1% Discount)	0	0	
CUSTOMERS' SECURITIES FAILED TO DELIVER	0	0	
TOTAL DEBITS	0	0	
CREDITS OVER DEBITS	$ 0	$ 0	
RESERVE REQUIRED (105% of Credits Over Debits)	$ 0	$ 0	
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$ 0	$ 0	

L & M SECURITIES COMPANY, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

MEDAGLIA & CO., INC.
Certified Public Accountants

NASHUA, NEW HAMPSHIRE

L & M SECURITIES COMPANY, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

* * * TABLE OF CONTENTS * * *

MEDAGLIA & CO., INC.
Certified Public Accountants

26 EAST PEARL STREET
NASHUA, NEW HAMPSHIRE 03060-3459

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
L & M Securities Company, Inc.
Walpole, Massachusetts

We have audited the accompanying statements of financial condition of L & M Securities Company, Inc. as of October 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L & M Securities Company, Inc. as of October 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Medaglia + Co, Inc.

December 11, 2002
Nashua, New Hampshire

PHONE 603-889-4411 * FAX 603-882-7673 * TOLL FREE 800-833-3693
E-MAIL * tom@medagliaco.com

L & M SECURITIES COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash unrestricted	$ 699	$ 2,839
Cash restricted fund	25,000	50,000
Marketable securities, at market	145	93,167
Accounts receivable - stockholders	43,781	-
Other current assets	9,731	925
TOTAL CURRENT ASSETS	79,356	146,931
EQUIPMENT:		
Office equipment	47,880	47,880
Less accumulated depreciation	47,274	45,931
EQUIPMENT, NET	606	1,949
TOTAL ASSETS:	$ 79,962	$ 148,880

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES:		
Accounts payable - trade	$ 3,585	$ 3,480
Accrued payroll and related liabilities	456	107
Accrued corporate taxes	456	456
TOTAL CURRENT LIABILITIES	4,497	4,043
STOCKHOLDERS' EQUITY:		
Common stock - no par value, 200,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	214,985	214,985
Accumulated deficit	(140,520)	(71,148)
TOTAL STOCKHOLDERS' EQUITY	75,465	144,837
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 79,962	$ 148,880

See accompanying notes and independent auditors' report.

L & M SECURITIES COMPANY, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002		2001	
	Amount	%	Amount	%
REVENUE:				
Commissions and dealer profit	$ 194,732	99.8	$ 316,316	99.7
Interest and dividends	372	0.2	982	0.3
TOTAL REVENUE	195,104	100.0	317,298	100.0
OPERATING EXPENSES:				
Commissions to salesmen	7,439	3.8	65,222	20.6
Salaries and wages	18,200	9.3	68,800	21.7
Rent	62,595	32.1	19,619	6.2
Depreciation and amortization	1,343	0.7	1,969	0.6
Professional fees	4,745	2.4	7,730	2.4
Insurance	46,718	24.0	40,325	12.7
Massachusetts corporate excise	456	0.2	456	0.1
Office expenses	62,257	34.5	75,784	23.9
Payroll taxes	1,752	0.9	6,029	1.9
Other operating expenses	58,034	27.2	40,707	12.8
TOTAL OPERATING EXPENSES	263,539	135.1	326,641	102.9
LOSS FROM OPERATIONS	(68,435)	(35.1)	(9,343)	(2.9)
OTHER EXPENSES:				
Interest expense	937	0.5	-	-
NET LOSS	$ (69,372)	(35.6)	$ (9,343)	(2.9)

See accompanying notes and independent auditors' report.

L & M SECURITIES COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

	# Shares	Common Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total
Balance, November 1, 2000	1,000	$ 1,000	$ 214,985	$ (61,805)	$ 154,180
Net Loss				(9,343)	(9,343)
Balance, October 31, 2001	1,000	1,000	214,985	(71,148)	144,837
Net Loss				(69,372)	(69,372)
Balance, October 31, 2002	1,000	$ 1,000	$ 214,985	$ (140,520)	$ 75,465

See accompanying notes and independent auditors' report.

L & M SECURITIES COMPANY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (69,372)	$ (9,343)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization	1,343	1,969
Change in operating assets and liabilities:		
Decrease (increase) in:		
Marketable securities	93,022	(9,332)
Other current assets	(8,806)	11,742
Increase (decrease) in:		
Accounts payable - trade	105	989
Accrued payroll and related liabilities	349	(352)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	16,641	(4,327)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances to stockholders	(43,781)	-
NET DECREASE IN CASH	(27,140)	(4,327)
CASH, INCLUDING RESTRICTED CASH, BEGINNING OF YEAR	52,839	57,166
CASH, INCLUDING RESTRICTED CASH, END OF YEAR	$ 25,699	$ 52,839

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the period for interest	$ 937	$ -

See accompanying notes and independent auditors' report.

L & M SECURITIES COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2002 AND 2001

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

L & M Securities Company, Inc. (the Company) was incorporated under the laws of the Commonwealth of Massachusetts on November 1, 1996. The Company is primarily engaged in brokerage and investment advisory services.

Revenue Recognition

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment is stated at cost. Major improvements and additions are capitalized. Expenditures for maintenance and repairs which do not extend the life of the applicable assets are charged to expense as incurred. When items become fully depreciated or are disposed of, the cost and accumulated depreciation are eliminated from the accounts. On disposals, any gain or loss is included in the results of operations.

Depreciation

Depreciation of equipment has been provided for by the use of the straight-line method to extinguish the cost of the assets over their estimated useful lives.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements. There are no material timing differences between financial statement and tax reporting.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

See independent auditors' report.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into a one year clearing agreement with Mesirow Financial, Inc., whereby the Company executes all customer trades through Mesirow. Net commissions earned are credited to an account in the Company's name at Mesirow. The agreement will be automatically extended for one year periods unless terminated by a thirty day written notice by either party. Under this agreement the Company is required to keep $25,000 on deposit at Mesirow for the duration of the clearing agreement.

MARKETABLE SECURITIES

Marketable securities consist of the following as of October 31, 2002 and 2001:

	2002	2001
Marketable securities, at Cost	$ 196	$ 96,196
Unrealized depreciation	(51)	(3,029)
Marketable securities, at market value	$ 145	$ 93,167

NET CAPITAL REQUIREMENTS

In accordance with Securities and Exchange Commission Rule 15c3-1 the Company is required to maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital (both as defined), of no greater than 15 to 1.

At October 31, 2002 and 2001, the Company's net capital was $30,628 and $140,467 respectively and the aggregate indebtedness to net capital ratio was .14 to 1 and .03 to 1, respectively.

INCOME TAXES

The Company has net operating losses of approximately $97,490. The net operating loss carryover will expire in the year 2021.

RELATED PARTY TRANSACTIONS

The Company leases its facilities as a tenant at will from the stockholders of the Company. The total amount paid in 2002 and 2001 was $62,595 and $19,619, respectively.

During 2002 the Company made unsecured advances to its stockholders. The advances were unsecured and non interest bearing. Balances due under this agreement were $43,781 and -0- as of October 31, 2002 and 2001, respectively.

See independent auditors' report.

L & M SECURITIES COMPANY, INC.
SCHEDULE I -- COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF OCTOBER 31, 2002 AND 2001

	2002	2001
TOTAL OWNERSHIP	$ 75,465	$ 144,837
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL	0	0
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	75,465	144,837
ADD:		
a. Liabilities subordinated to claims of general creditors allowable in Computation of net capital	0	0
b. Other (deductions) or allowable credits	0	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATE LIABILITIES	75,465	144,837
DEDUCTIONS AND/OR CHARGES:		
a. Non-allowable assets		
Office equipment	(606)	(1,949)
Accounts receivable - stockholders	(43,781)	0
c. Aged fail-to-deliver	0	0
d. Aged short security differences	0	0
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	31,078	142,888
HAIRCUTS ON SECURITIES (COMPUTED, WHERE APPLICABLE, PURSUANT TO RULE 15C3-1(f))		
Trading and investment securities - stocks and warrants	0	(2,017)
NET CAPITAL	$ 31,078	$ 140,871

See accompanying notes and independent auditors' report.

L. & M SECURITIES COMPANY, INC.
SCHEDULE I -- COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF OCTOBER 31, 2002 AND 2001

	2002	2001
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable - trade	$ 3,585	$ 3,480
Accrued payroll and related liabilities	456	107
Accrued corporate taxes	456	456
TOTAL AGGREGATE INDEBTEDNESS	$ 4,497	$ 4,043
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$ 5,000	$ 100,000
Excess net capital	26,078	40,871
Excess net capital at 1,000%	$ 30,628	$ 140,467
Ratio of aggregate indebtedness to net capital	.15 to 1	.03 to 1

See accompanying notes and independent auditors' report.

L & M SECURITIES COMPANY, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF OCTOBER 31, 2002 AND 2001

	2002	2001
CREDIT BALANCES IN CUSTOMERS' SECURITY ACCOUNTS	$ 0	$ 0
CUSTOMERS SECURITIES FAILED TO RECEIVE	0	0
TOTAL CREDITS	0	0
DEBIT BALANCES IN CUSTOMERS' CASH ACCOUNTS (net of 1% discount)	0	0
CUSTOMERS SECURITIES FAILED TO DELIVER	0	0
TOTAL DEBITS	0	0
CREDITS OVER DEBITS	0	0
RESERVE REQUIRED (105% of credits over debits)	0	0
AMOUNT HELD ON DEPOSIT ON RESERVE BANK ACCOUNTS	$ 0	$ 0

See accompanying notes and independent auditors' report.

L & M SECURITIES COMPANY, INC.
SCHEDULE III -- INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF OCTOBER 31, 2002 AND 2001

	2002	2001
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3	$ None	$ None
a. Number of items	$ 0	$ 0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	$ None	$ None
a. Number of items	$ 0	$ 0

See accompanying notes and independent auditors' report.